ADDENDUM TO INVESTMENT ADVISORY AGREEMENT
FISCAL YEAR-END 12/31/2015

CALVERT MANAGEMENT SERIES

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to the above-referenced registered investment company (Fund). Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through April 30, 2017, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

	Class A	Class C	Class I	Class Y
Calvert Management Series
Calvert Tax-Free Responsible Impact Bond Fund	0.80%	1.55%	0.45%	0.55%

For Funds:	/s/ Ivy Wafford Duke	For Calvert:	/s/ Vicki L. Benjamin
	Ivy Wafford Duke		Vicki L. Benjamin
	Vice President and Secretary		Senior Vice President, Chief Financial Officer and Treasurer

Date:	July 13, 2015	Date:	July 13, 2015

Effective Date: July 15, 2015